08053932

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





# FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to

COMMISSION FILE NUMBER 0-9924

**PROTECTIVE LIFE CORPORATION**
**401(k) AND STOCK OWNERSHIP PLAN**

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

Total number of pages in this report
Including Exhibits is 19

Index of Financial Statements at page 2
Index of Exhibits at page 2

# TABLE OF CONTENTS

## Financial Statements and Exhibits



Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309
Telephone (678) 419 1000
Facsimile (678) 419 1239

## Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions, Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 24, 2008

# PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
# STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
# DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value (Notes 3 and 5) | | |
| Protective Life Corporation common stock | $ 62,946,585 | $ 84,661,483 |
| Mutual funds | 52,897,572 | 44,942,444 |
| Collective trust funds | 42,877,043 | 35,782,666 |
| Participant loans | 4,496,251 | 4,242,151 |
| Total investments at fair value | 163,217,451 | 169,628,744 |
| Cash | 8,339 | 0 |
| Participant contributions receivable | 269,040 | 288,640 |
| Employer contributions receivable | 1,764,516 | 471,580 |
| Accrued dividend receivable | 0 | 731,131 |
| Accrued interest receivable | 4,715 | 5,105 |
| Total assets | 165,264,061 | 171,125,200 |
| **LIABILITIES** | | |
| Accrued expenses and other liabilities | 57,926 | 67,266 |
| Note payable to affiliate (Note 4) | 1,444,529 | 1,994,911 |
| Accrued interest on note payable to affiliate | 108,340 | 149,618 |
| Total liabilities | 1,610,795 | 2,211,795 |
| Net assets available for benefits at fair value | 163,653,266 | 168,913,405 |
| Adjustment from fair value to contract value for investment in fully benefit-responsive contract | (153,589) | 178,310 |
| Net assets available for benefits | $ 163,499,677 | $ 169,091,715 |

The accompanying notes are an integral part of these financial statements.

# PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
# STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
# FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| **Additions** | | |
| Contributions | | |
| Participant contributions | $ | 9,781,446 |
| Employer contributions (Note 4) | | 1,764,516 |
| Total contributions | | 11,545,962 |
| Investment income/(loss) | | |
| Dividends | | 2,152,412 |
| Interest | | 379,371 |
| Net depreciation in the fair value of investments (Notes 3 and 5) | | (4,874,442) |
| Total investment income | | (2,342,659) |
| Total additions | | 9,203,303 |
| **Deductions** | | |
| Benefits paid to participants | | 14,565,683 |
| Interest expense on note payable to affiliate | | 108,340 |
| Investment management fees (Note 2) | | 121,318 |
| Total deductions | | 14,795,341 |
| Net decrease | | (5,592,038) |
| **Net assets available for benefits** | | |
| Beginning of year | | 169,091,715 |
| End of year | $ | 163,499,677 |

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments and Income Recognition – Investments are stated at fair value. Protective Life Corporation common stock ("Employer stock") is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Shares of mutual funds are valued at fair value based on the quoted net asset value of the shares of the fund. Units in collective trust funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the FSP also requires the statement of net assets available for benefits to present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. As a result, the statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

During September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or a liability and establishes the fair value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS 157, fair value measurements will be separately disclosed by level within the fair value hierarchy effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the impact of adopting SFAS 157.

Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Contributions Receivable – Participant contributions are accrued based on unremitted deductions from participating employees' compensation.

At December 31, 2007 and 2006, the carrying amount of participant contributions receivable is representative of fair value due to the short maturity of this instrument.

Employer Contributions Receivable – Protective Life Corporation and its subsidiaries (the "Employer") make matching and profit sharing contributions in shares of Employer stock during the first quarter of the following year. These Employer contributions are accrued based on participant contributions and amounts declared by the Board of Directors. The number of shares to be contributed is calculated based on the average fair value of the related shares as defined in the Plan document. The receivable is valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded.

At December 31, 2007 and 2006, the carrying amount of employer contributions receivable is representative of fair value due to the short maturity of this instrument.

Payment of Benefits – Benefits paid to participants are recorded when paid. At December 31, 2007, $56,542 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Reclassification – Certain items in the financial statement at December 31, 2006 have been reclassified in order to conform to the classifications used at December 31, 2007.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The assets of the Plan are held and invested by The Northern Trust Company (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

Participants' Accounts/Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the participants' elective and rollover contributions, their allocated portion of Employer matching and profit sharing contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant's account in Employer stock shall be distributed in the form of a lump-sum distribution of either Employer stock or cash as the participant (or beneficiary) elects.

Contributions - The Plan is funded by pre-tax participant contributions, not to exceed $15,500 in 2007 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in Employer stock through an employee stock ownership plan ("ESOP") feature.

Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, is between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2007 was 2.34% for eligible participants. Participant elective contributions cannot exceed 25% of total employee compensation. Participant contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC").

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers eight mutual funds and five collective trust funds, as well as Employer stock, as investment options. Additionally, the Plan has one collective trust fund that is non-participant directed. All Employer matching and profit sharing contributions are invested in Employer stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time. Effective January 1, 2007, the Plan was amended to allow participants under age 55 to diversify up to 100% of ESOP balances into other fund options at any time.

Participant contributions, Employer matching and profit sharing contributions, and earnings thereon are not subject to Federal income tax until the funds are disbursed from the Plan.

All participant contributions and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Amounts forfeited will be applied to reduce future Employer contributions. As of December 31, 2007, 494 forfeited shares were available to reduce future Employer contributions (Note 4).

Participant loans - Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 5.00% to 10.50% at December 31, 2007 and 2006.

Administrative Expenses - Administrative expenses are paid by the Employer, except brokerage commissions paid on Employer stock fund transactions and investment management fees. Commissions paid on Employer stock fund transactions were $39,750 in 2007. These commissions (paid to Northern Trust Securities, Inc., an affiliate of the Trustee) are reflected in the financial statements as either a reduction of participant contributions or reduction of proceeds on sale. Investment management fees on mutual funds are reflected in the respective fund's net asset value and are paid by the participants. Investment management fees on collective trust funds of $121,318 were paid by participants in 2007 and are reflected in the statement of changes in net assets available for benefits.

NOTE 3 - Investments

Investment information at December 31, 2007 and 2006 and for the year ended December 31, 2007 is as follows:

| | Fair Value | |
|---|---|---|
| | 2007 | 2006 |
| * Protective Life Corporation common stock | $ 62,946,585 | $ 84,661,483 |
| Mutual Funds | | |
| Dodge & Cox International Fund | 9,240,492 | 5,992,643 |
| Dodge & Cox Stock Fund | 20,273,176 | 15,664,871 |
| Neuberger Berman Genesis Trust | 12,303,696 | 9,646,338 |
| T. Rowe Price Growth Stock Fund | 10,723,242 | 0 |
| T. Rowe Price Growth Stock Fund (Adv.) | 0 | 8,878,812 |
| T. Rowe Price Retirement 2015 Fund | 118,061 | 0 |
| T. Rowe Price Retirement 2025 Fund | 185,534 | 0 |
| T. Rowe Price Retirement 2035 Fund | 35,627 | 0 |
| T. Rowe Price Retirement 2045 Fund | 17,744 | 0 |
| Van Kampen Equity and Income Fund | 0 | 4,759,780 |
| Total mutual funds | 52,897,572 | 44,942,444 |
| Collective Trust Funds | | |
| Northern Aggregate Bond Index Fund | 2,193,098 | 0 |
| Northern Midcap S&P 400 Index Fund | 7,114,703 | 6,035,810 |
| Northern Russell 3000 Index Fund | 2,342,905 | 1,845,395 |
| Northern S&P 500 Index Fund | 10,959,494 | 10,177,086 |
| Northern Stable Asset Fund | 19,243,942 | 16,630,012 |
| * Northern Short-Term Investment Fund | 1,022,901 | 1,094,363 |
| Total collective trust funds | 42,877,043 | 35,782,666 |
| Participant loans | 4,496,251 | 4,242,151 |
| Total investments at fair value | 163,217,451 | 169,628,744 |
| Adjustment from fair value to contract value for investment in fully benefit-responsive contract | (153,589) | 178,310 |
| | $ 163,063,862 | $ 169,807,054 |

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | | |
|---|---|---|
| Mutual funds | $ | 3,401,819 |
| Collective trust funds | | 2,022,932 |
| * Protective Life Corporation common stock | | (10,299,193) |
| | $ | (4,874,442) |

The following is a summary of assets held in excess of 5% of the Plan's net assets available for benefits at December 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| * Protective Life Corporation common stock (1,534,534 and 1,762,347 shares, respectively) | $ 62,946,585 | $ 84,661,483 |
| Dodge and Cox International Stock Fund | 9,240,492 | - |
| Dodge & Cox Stock Fund | 20,273,176 | 15,664,871 |
| Neuberger Berman Genesis Trust | 12,303,696 | 9,646,338 |
| Northern S&P 500 Index Fund | 10,959,494 | 10,177,086 |
| Northern Stable Asset Fund, at contract value | 19,090,353 | 16,808,322 |
| T. Rowe Price Growth Stock Fund (Adv.) | - | 8,878,812 |
| T. Rowe Price Growth Stock Fund | 10,723,242 | - |

* Investment includes both participant-directed and nonparticipant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer stock from the Employer at a cost of $6,890,000. At December 31, 2007, 251,231 of these shares had not been allocated to Plan participants' accounts. At December 31, 2006, 366,243 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2007 and 2006 was $10,305,496 and $17,396,543, respectively. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable is secured by the unallocated shares. The balance of the note at December 31, 2007 and 2006 was $1,444,529 and $1,994,911, respectively. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

| Year ended December 31 | |
|---|---|
| 2008 | $ 591,660 |
| 2009 | 636,035 |
| 2010 | 216,834 |
| | $ 1,444,529 |

Subsequent to December 31, 2007, the Employer satisfied the 2007 matching and profit sharing contribution of $6,605,096 by allocating to Plan participants 98,826 of the previously unallocated shares at a total value of $4,403,867, purchasing 6,381 shares from the Employer at a total value of $284,350, and contributing 43,016 shares at a total value of $1,916,879. The 43,016 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable (calculated as discussed in Note 1) in the accompanying statement of net assets available for benefits at December 31, 2007 in the amount of $1,764,516.

NOTE 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Assets | | |
| Protective Life Corporation common stock | $ 49,597,077 | $ 68,347,417 |
| Northern Short-Term Investment Fund | 934,962 | 1,049,589 |
| Cash | 8,339 | 0 |
| Employer contributions receivable | 1,764,516 | 471,580 |
| Accrued interest receivable | 3,813 | 4,296 |
| Total assets | 52,308,707 | 69,872,882 |
| Liabilities | | |
| Accrued expenses and other liabilities | 0 | 17,991 |
| Note payable to affiliate | 1,444,529 | 1,994,911 |
| Accrued interest on note payable to affiliate | 108,340 | 149,618 |
| Total liabilities | 1,552,869 | 2,162,520 |
| Net assets | $ 50,755,838 | $ 67,710,362 |

| | Year Ended December 31, 2007 |
|---|---|
| Changes in net assets | |
| Dividends and interest | $ 1,185,987 |
| Net depreciation in the fair value of investments | (8,182,649) |
| Transfers to other funds within Plan | (8,068,107) |
| Employer contributions | 1,764,516 |
| Benefits paid to participants | (3,545,931) |
| Interest expense on note payable to affiliate | (108,340) |
| Total changes in net assets | $ (16,954,524) |

NOTE 6 - Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated April 4, 2008, relating to the January 1, 2007 restated Plan document.

The Plan was further amended on January 1, 2008. However, the Plan's administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt at December 31, 2007 and 2006. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE 7 – Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan document after payment of the note payable. All assets will be distributed based on the fair value of assets available for benefits.

NOTE 8 – Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for benefits and the amounts reported in the statement of changes in net assets available for benefits.

NOTE 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31 | |
|---|---|---|
| | 2007 | 2006 |
| Net assets available for benefits per the financial statements | $ 163,499,677 | $ 169,091,715 |
| Amounts allocated to withdrawing participants | (56,542) | (558,282) |
| Net assets available for benefits per Form 5500 | $ 163,443,135 | $ 168,533,433 |

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

| | Year Ended December 31, 2007 |
|---|---|
| Benefits paid to participants per the financial statements | $ 14,565,683 |
| Add: Amounts allocated to withdrawing participants at December 31, 2007 | 56,542 |
| Less: Amounts allocated to withdrawing participants at December 31, 2006 | (558,282) |
| Benefits paid per Form 5500 | $ 14,063,943 |

NOTE 10 – Subsequent Events

Effective January 1, 2008, the Plan was amended to permit Roth 401(k) contributions and to discontinue the Company's profit sharing contribution after the 2007 Plan year.

SUPPLEMENTAL SCHEDULES

**PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN**
**EIN 95-2492236 Plan 003**

## SUPPLEMENTAL SCHEDULE I

## SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS for the Year Ended December 31, 2007

| Participant Contributions Transferred Late to Plan | Total that Constitutes Nonexempt Prohibited Transactions |
|---|---|
| $693 | $693 |

**PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN**
**EIN 95-2492236 Plan 003**

## SUPPLEMENTAL SCHEDULE II

## SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## December 31, 2007

| a. | b. Identity of Issue Borrower, Lessor, or Similar Party | c. Description of Investments | d. Cost | e. Current Value |
|---|---|---|---|---|
| * | Protective Life Corporation | Common Stock, 1,534,534 shares | $ 21,999,453 A | $ 62,946,585 |
| | Dodge & Cox International Fund | Mutual Fund, 200,793 shares | B | 9,240,492 |
| | Dodge & Cox Stock Fund | Mutual Fund, 146,631 shares | B | 20,273,176 |
| | Neuberger Berman Genesis Trust | Mutual Fund, 249,669 shares | B | 12,303,696 |
| | T. Rowe Price Growth Stock Fund | Mutual Fund, 318,575 shares | B | 10,723,242 |
| | T. Rowe Price Retirement 2015 Fund | Mutual Fund, 9,333 shares | B | 118,061 |
| | T. Rowe Price Retirement 2025 Fund | Mutual Fund, 14,077 shares | B | 185,534 |
| | T. Rowe Price Retirement 2035 Fund | Mutual Fund, 2,637 shares | B | 35,627 |
| | T. Rowe Price Retirement 2045 Fund | Mutual Fund, 1,394 shares | B | 17,744 |
| * | Northern Aggregate Bond Index Fund | Collective Trust Fund, 6,023 shares | B | 2,193,098 |
| * | Northern Midcap S&P 400 Index Fund | Collective Trust Fund, 235,852 shares | B | 7,114,703 |
| * | Northern Russell 3000 Index Fund | Collective Trust Fund, 2,899 shares | B | 2,342,905 |
| * | Northern S&P 500 Index Fund | Collective Trust Fund, 2,704 shares | B | 10,959,494 |
| * | Northern Short-Term Investment Fund | Collective Trust Fund, 1,022,901 shares | 1,022,901 A | 1,022,901 |
| ** | Northern Stable Asset Fund | Collective Trust Fund, 453,332 shares | B | 19,090,353 |
| * | Participant loans | Loans, various maturities and interest rates ranging from 5.00% to 10.50% | B | 4,496,251 |
| | | | | $ 163,063,862 |

* Party-in-interest
** Party-in-interest, investment is reported at contract value
A. Includes cost of both participant-directed and non-participant-directed investments
B. Cost of participant-directed investments is not required

## PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN
## EIN 95-2492236 Plan 003

## SUPPLEMENTAL SCHEDULE III

## SCHEDULE H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS for the Year Ended December 31, 2007

### Series of transactions exceeding 5% of assets

| (a) Identity of party involved | (b) Description of asset (include interest rate and maturity in case of a loan) | (c) Purchase price | (d) Selling price | (g) Cost of asset | (h) Current value of asset on transaction date | (i) Net gain or (loss) |
|---|---|---|---|---|---|---|
| *Northern Trust | *Northern Short-Term Investment Fund | $ 4,592,592 | | | | |
| *Northern Trust | *Northern Short-Term Investment Fund | | $ 4,479,511 | $ 4,479,511 | $ 4,479,511 | $ 0 |

* Party-in-interest to the Plan

Note: The information required in columns e and f is not applicable.

## SIGNATURE PAGES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By: ______________________
Steven G. Walker

Date: June 24, 2008

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 24, 2008 relating to the financial statements and supplemental schedules of the Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 24, 2008



END